SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                               Dynex Capital, Inc.
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    26817Q506
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Jay Buck
                         Demeter Asset Management, Inc.
                    104 Field Point Road, Greenwich, CT 06830
                                 (203) 625-0047
  -----------------------------------------------------------------------------
               Name, Address and Telephone Number of Notice Person

                                  December 31, 2002
  -----------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]
                                Page 1 of 10 Pages

SCHEDULE 13D CUSIP No. 26817Q506
1)  NAME OF REPORTING PERSON           I.R.S. NUMBER OF REPORTING PERSON
    Rockwood Partners, L.P.

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ]
        (b) [x]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS
    WC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)           [  ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7)  Sole Voting Power:                 0
8)  Shared Voting Power:               741,950
9)  Sole Dispositive Power:            0
10) Shared Dispositive Power:          741,950

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    741,950

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                  [  ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.5%

14) TYPE OF REPORTING PERSON
    PN


                                Page 2 of 10 Pages

SCHEDULE 13D CUSIP No. 26817Q506
1)  NAME OF REPORTING PERSON           I.R.S. NUMBER OF REPORTING PERSON
    Rockwood Asset Management, Inc.

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ]
        (b) [x]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS
    OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)           [  ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7)  Sole Voting Power:                 0
8)  Shared Voting Power:               741,950
9)  Sole Dispositive Power:            0
10) Shared Dispositive Power:          741,950

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    741,950

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                  [  ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.5%

14) TYPE OF REPORTING PERSON
    CO




                                Page 3 of 10 Pages

SCHEDULE 13D CUSIP No. 26817Q506
1)  NAME OF REPORTING PERSON           I.R.S. NUMBER OF REPORTING PERSON
    Demeter Asset Management, Inc.

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ]
        (b) [x]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS
    OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)           [  ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7)  Sole Voting Power:                 0
8)  Shared Voting Power:               741,950
9)  Sole Dispositive Power:            0
10) Shared Dispositive Power:          741,950

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    741,950

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                  [  ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.5%

14) TYPE OF REPORTING PERSON
    CO


                                Page 4 of 10 Pages

SCHEDULE 13D CUSIP No. 26817Q506
1)  NAME OF REPORTING PERSON           I.R.S. NUMBER OF REPORTING PERSON
    Jay Buck

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ]
        (b) [x]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS
    OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)           [  ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Citizen of the United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7)  Sole Voting Power:                 0
8)  Shared Voting Power:               741,950
9)  Sole Dispositive Power:            0
10) Shared Dispositive Power:          741,950

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    741,950

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                  [  ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.5%

14) TYPE OF REPORTING PERSON
    IN



                                Page 5 of 10 Pages

This statement amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons (defined below) February 16, 2001, as amended by Amendment No. 1 filed March 8, 2001.

Item 1. SECURITY AND ISSUER

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Securities" or the "Common Stock") of Dynex Capital, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 4551 Cox Road, Suite 300, Glen Allen, Virginia 23060.


Item 2. IDENTITY AND BACKGROUND This statement is filed by:
     (i) Rockwood Partners, L.P., a Delaware limited partnership ("Rockwood Partners"), with respect to the shares of Common Stock owned directly by it. Rockwood Partners is an investment limited partnership.

     (i1) Rockwood Asset Management, Inc., a Delaware corporation ("RAM"), with respect to shares of Common Stock also beneficially owned by Rockwood Partners, of which RAM is the general partner. RAM's primary business is serving as the general partner of Rockwood Partners.

     (iii) Demeter Asset Management, Inc., a Delaware corporation ("Demeter"), with respect to the shares of Common Stock also beneficially owned by Rockwood Partners for which Demeter serves as investment manager. Demeter is in the business of providing investment management services.

     (iv) Jay Buck with respect to the shares of Common Stock beneficially owned by: (a) Demeter, of which Mr. Buck is sole stockholder, President and director;
(b) RAM, of which Mr. Buck is the sole stockholder, President and director. Mr. Buck is a U.S. citizen who is principally engaged in the business of investing in securities as a shareholder and executive officer of an investment management company.

The principal office of Demeter, Rockwood Partners and RAM, and the business address of Mr. Buck, is 104 Field Point Road, Greenwich, Connecticut 06830.

The Securities to which this statement relates were acquired by Rockwood Partners. None of the Securities are owned by or on behalf of Demeter or RAM.

Demeter, Rockwood Partners, RAM and Mr. Buck are referred to collectively in this statement as the "Reporting Persons".

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.



                               Page 6 of 10 Pages

Item 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $2,635,305 in the aggregate to purchase the Securities reported on this statement. Such consideration came from the assets of Rockwood Partners and not the assets of Demeter, RAM or Mr. Buck. None of the funds used to purchase the Securities were borrowed funds.


Item 4. PURPOSE OF TRANSACTION

Rockwood Partners acquired the Securities reported in this statement in the ordinary course of business for investment purposes with the goal of capital appreciation. The Securities are reported by Demeter, RAM and Mr. Buck in the event that any should be deemed to be a member of a group under Section 13(d)(3) or the beneficial owner of the Securities under the provisions of subparagraph
(b) of Rule 13d-3 under the Securities Exchange Act of 1934. Beneficial ownership by Demeter, RAM and Mr. Buck as members of a group or as beneficial owners is expressly disclaimed, as permitted by Rule 13d-4. Rockwood Partners may from time to time acquire additional Securities or dispose of all or a portion of the current holdings of Securities.

On February 15, 2001, the Reporting Persons and management of the Issuer participated in an informal meeting reviewing publicly available information concerning the Issuer.

To retain the necessary flexibility to have discussions with management, other shareholders and third parties, the Reporting Persons are making this amended and supplemental ownership report on Schedule 13D. Depending on such discussions and consideration of strategic alternatives, the Reporting Persons could support or initiate one or more of the actions described in subparagraphs (a) through
(j) below:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                               Page 7 of 10 Pages

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j) Any action similar to any of those enumerated above and have expressed an interest in and are investigating a possible transaction.


Item 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The following Reporting Persons own in excess of 5% of the Securities. Ownership percentages are based upon the shares of Common Stock outstanding reported on the Issuer's Form 10-Q Report for the Quarter ended March 31,
2001 (11,446,206 shares of Common Stock outstanding at November 14, 2000), and shares of Common Stock into which the Dynex preferred stock collectively held by the Reporting Persons is convertible. Each share of the Issuer's preferred stock (consisting of 9.75% Cumulative Convertible Series A ("Series A Preferred Stock"), 9.55% Cumulative Convertible Series B ("Series B Preferred Stock"), and 9.73% Cumulative Convertible Series C ("Series C Preferred Stock")) is convertible into one-half share of Common Stock.

     (i) Rockwood Partners is the direct beneficial owner of 741,950 shares of Common Stock, representing 6.5% of such Securities.
     (ii) By virtue of the relationships described in Item 2, each of RAM, Demeter and Mr. Buck may be deemed to possess indirect beneficial ownership of 741,950 shares of Common Stock owned by Rockwood Partners, representing 6.5% of such Securities.

(b) The beneficial ownership of the Common Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

                   Aggregate
                   Beneficially
                    Owned                Voting Power     Dispositive Power
Name                Number   Percent    Sole     Shared     Sole     Shared

Rockwood Partners   741,950    6.5%       0      741,950      0     741,950
RAM                 741,950    6.5%       0      741,950      0     741,950
Demeter             741,950    6.5%       0      741,950      0     741,950
Mr. Buck            741,950    6.5%       0      741,950      0     741,950


                               Page 8 of 10 Pages

(c) The Reporting Persons effected the following purchases of the Issuer's shares in open market transactions:

With regard to the Issuer's Common Stock, Rockwood Partners:

   bought 16,000 shares at $0.643 per share on January 30, 2001; bought 1,200 shares at $0.659 per share on February 2, 2001; bought 753,100 shares at $0.607 per share on February 8, 2001; bought 5,000 shares at $0.693 per share on February 27, 2001; bought 1,300 shares at $0.698 per share on February 28, 2001 bought 500 shares at $0.710 per share on March 1, 2001; sold 16,000 shares at $2.465 per share on August 24, 2001; sold 1,200 shares at $2.465 per share on August 24, 2001; sold 50,000 shares at $2.400 per share on September 24, 2001; sold 24,200 shares at $2.421 per share on October 1, 2001; sold 3,000 shares at $2.405 per share on October 23, 2001; sold 6,600 shares at $2.418 per share on October 25, 2001; sold 900 shares at $2.403 per share on October 26, 2001; sold 7,900 shares at $2.427 per share on October 30, 2001; and sold 5,100 shares at $3.887 per share on January 29, 2002;

With regard to the Issuer's Series A Preferred Stock, Rockwood Partners:

   bought   52,500 shares at $16.020 per share on December 28, 2001.

With regard to the Issuer's Series B Preferred Stock, Rockwood Partners:

   bought   50,000 shares at $16.370 per share on December 28, 2001.

With regard to the Issuer's Series C Preferred Stock, Rockwood Partners:

   bought 25,000 shares at $20.020 per share on December 28, 2001. (d) Rockwood Partners has the sole right to receive and the sole power to direct the receipt of dividends from the Securities.

(e)  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

The investment manager for Rockwood Partners is Demeter, of which Mr. Buck is the sole shareholder.

The Management Advisory Contract, dated on or about August 15, 1994, between Rockwood Partners and Demeter gives Demeter the authority to dispose of and to vote the assets managed, which include the Common Stock.


Item 7. MATERIAL TO BE FILED AS AN EXHIBIT

     (1) Joint Filing Agreement among Rockwood Partners, RAM, Demeter and Mr. Buck, dated as of February 16, 2001 (filed previously as an exhibit to the statement on Schedule 13D February filed February 16, 2001).

                               Page 9 of 10 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 1, 2002


ROCKWOOD PARTNERS, L.P.
By:  Rockwood Asset Management, Inc.,
     its general partner

By:    /s/ Jay Buck
Name:  Jay Buck
Title: President


ROCKWOOD ASSET MANAGEMENT, INC.

By:    /s/ Jay Buck
Name:  Jay Buck
Title: President


DEMETER ASSET MANAGEMENT, INC.

By:    /s/ Jay Buck
Name:  Jay Buck
Title: President


JAY BUCK
(Individually)

/s/ Jay Buck





                              Page 10 of 10 Pages